1-31215

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


03056026

Form 11-K

ANNUAL REPORT


RECD S.E.C.
APR 1 4 2003
1086

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
For the Fiscal Year Ended September 30, 2002

WESTVACO CORPORATION
EMPLOYEE STOCK OWNERSHIP
PLAN FOR SALARIED EMPLOYEES
(Full title of the Plan)

MEADWESTVACO CORPORATION
One High Ridge Park
Stamford, Connecticut 06905
Telephone: 203-461-7400
(Name of issuer of the securities held pursuant to the
Plan and the address of its principal executive offices)

REQUIRED INFORMATION

The following financial statements and exhibits are furnished as part of the Form 11-K Annual Report for the Westvaco Corporation Employee Stock Ownership Plan for Salaried Employees ("Plan"):

Financial Statements and Exhibits — Page No.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
111 Virginia Street
Suite 300
Richmond VA 23219
Telephone (804) 697 1900
Facsimile (804) 697 1901

Report of Independent Accountants

To the Administrator of the Westvaco Corporation
Employee Stock Ownership Plan for Salaried
Employees:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Westvaco Corporation Employee Stock Ownership Plan for Salaried Employees (the "Plan") at September 30, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 31, 2003

F-1

WESTVACO CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
as of September 30, 2002 and 2001

	2002	2001
Assets:		
Investments, at fair value:		
Interest in the Master Trust	$ 273,838,684	$ 356,822,157
Net assets available for benefits	$ 273,838,684	$ 356,822,157

The accompanying notes are an integral part of these financial statements.

WESTVACO CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the years ended September 30, 2002 and 2001

	2002	2001
Additions to net assets attributed to:		
Contributions:		
Participants	$ 20,775,773	$ 19,274,261
Employer, net of forfeitures of $223,896 in 2002 and $100,000 in 2001	10,548,441	12,391,759
Total additions	31,324,214	31,666,020
Reductions in net assets attributed to:		
Withdrawals and distributions to participants	(50,126,089)	(22,551,962)
Interest in the loss of the Master Trust and net depreciation in fair value of investments	(64,373,875)	(3,664,255)
Total reductions	(114,499,964)	(26,216,217)
Net increase (decrease) in assets before interplan transfer	(83,175,750)	5,449,803
Transfer in	192,277	-
Net assets available for benefits:		
Beginning of year	356,822,157	351,372,354
End of year	$ 273,838,684	$ 356,822,157

The accompanying notes are an integral part of these financial statements.

WESTVACO CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

for the years ended September 30, 2002 and 2001

1. **Description of Plan:**

Organization and Administration: The Westvaco Corporation Employee Stock Ownership Plan for Salaried Employees (the "Plan") is a defined contribution plan which was approved by the Board of Directors of Westvaco Corporation (the "Company") and went into effect on April 1, 1968. State Street Bank and Trust Company is the Plan's trustee (the "Trustee"). The Plan is administered by the Benefit Plans Administration Committee and the Benefit Plan Investment Policy Committee (formerly the Benefit Plans Finance Committee), both of which are appointed by the Chief Executive Officer of the Company. Trustee fees and expenses, audit fees, blanket fidelity insurance and administrative expenses are paid by the Company. Expenses related to the purchase and sale of securities including commissions, fees and stock transfer taxes are paid by the Plan and are netted with the cost of purchases or the proceeds from sales. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On January 29, 2002, The Mead Corporation and Westvaco Corporation completed a merger forming MeadWestvaco Corporation ("MeadWestvaco"). Under the terms of the transaction, Westvaco shareholders received 0.97 shares of MeadWestvaco stock for each share of Westvaco stock held. The Westvaco Employee Shareholder Fund was renamed the MeadWestvaco Employee Shareholder Fund. The merger was structured as a stock-for-stock tax-free exchange.

Effective on the merger date, employees hired at Westvaco locations cannot be denied eligibility to participate in the Plan due to a transfer to a Mead location or the MeadWestvaco headquarters. Employees hired at a location operated by The Mead Corporation or a subsidiary are not eligible to participate in the Plan regardless of whether they are transferred to a Westvaco location. The Company is a wholly owned subsidiary of MeadWestvaco.

Eligibility and Vesting: Generally, Westvaco Corporation salaried employees are eligible to participate in the Plan. Prior to January 1, 2002, employees vested in Company contributions after completing five years of vested service in the Plan; upon death; upon retirement; if the Company terminated or completely discontinued its contributions to the Plan; if employment terminated due to job elimination (provided the employee had accumulated three years of service); or on the sale of a business operated by the Company, provided the employee was designated as having vested in an Instrument of Designation. Subject to certain break-in-service rules, amounts representing Company contributions not vested at the time of termination of employment are forfeited and applied to reduce subsequent Company contributions. On October 20, 1998, in accordance with requirements of the Internal Revenue Service (IRS), the Plan was amended to define vested service as service in the employ of the Company and its subsidiaries. The amendment was retroactive to October 1, 1992. Effective January 1, 2002, all participants vest immediately in Company matching contributions.

A Summary Plan Description describing significant Plan provisions has been made available to all Plan participants.

F-4

1. Description of Plan, continued:

Contributions: Any eligible salaried employee can make monthly contributions to the Plan of up to 16% of his or her salary in increments of 1%. Contributions may be (1) deferred, i.e., contributions are not considered to be current taxable income of the contributing participant, (2) non-deferred which are considered to be current taxable income of the contributing participant; or (3) a combination of deferred and non-deferred. Under the Tax Reform Act of 1986, participants meeting the definition of highly-compensated employees are limited by certain rules set forth by the Internal Revenue Service as to the percentage of salary that they can defer. The Plan also allows for employees who had tax deferred savings accounts with another employer to roll their funds into the Plan. Such funds can be rolled over directly from the other employer's plan, or from an Individual Retirement Account (IRA) into which the employee had already deposited such funds.

The Company makes monthly contributions at the rate of 75% of Matchable Regular Participant Contributions (participant contributions up to 6% of regular monthly salary plus incentive compensation contributed to the Westvaco Employee Shareholder Fund). The Company will make an additional Company contribution for the benefit of each participant who was a participant on any October 31 subject to attaining certain performance milestones. The Board of Directors of the Company may adjust the match percentage and any additional Company contributions, at its discretion.

Prior to October 1, 1994, at a participant's discretion, participant contributions were invested in either the Fixed Income Fund, the Westvaco Stock Fund, or both. Between October 1, 1994 and July 1, 1999, participant contributions were invested only in the Westvaco Stock fund. On July 1, 1999, the Plan expanded its investment options and participants may now contribute to the Westvaco Employee Shareholder Fund or one of five mutual funds, which are held in a Master Trust established on May 1, 1999. The Master Trust holds the plan assets of the Company's hourly and salaried employee stock ownership plans. Company contributions are invested in the Westvaco Employee Shareholder Fund.

Withdrawals: Except for hardship withdrawals, a participant may not withdraw amounts representing his or her deferred contributions until age 59 ½, at which point he or she may withdraw, not more than once every twelve months, a minimum amount of the lesser of $1,000 or 50% of the value of his or her deferred account. Hardship withdrawals may be any amount needed to meet a specific hardship up to the value of a participant's deferred account; however, earnings on contributions made after December 31, 1998 may not be withdrawn. No withdrawals may be made from a participant's deferred account while there is an outstanding participant loan made prior to October 1, 1997. A participant may withdraw from his or her non-deferred account, but not more than once every twelve months, a minimum amount of the lesser of $1,000 or 50% of the value of his or her non-deferred account. Additionally, a participant may withdraw, but not more than once every 36 months, amounts representing vested Company contributions in the participant's account.

1. Description of Plan, continued:

A participant terminating employment with the Company for any reason may elect to receive a distribution of the entire value of his or her vested amounts at any time, or may elect to retain his or her accounts in the Plan in full until the attainment of age 70 ½. Terminated employees who leave their account balances in the Plan may later take partial distributions on either a non-scheduled or a periodic basis.

Loans: Participants who are current employees of the Company may obtain loans for any reason. Loans are limited to the lesser of $50,000 or 50% of the vested value of a participant's accounts. Prior to October 1, 1997, the Trustee obtained funds for loans to participants from other lending institutions. Participant loans are valued at the face value of the loan.

For loans issued on or after October 1, 1997, a participant's vested accounts in the Plan are the source of the funds for a loan. Repayments, including interest at a rate of one percent above prime, are reinvested in a participant's vested accounts.

Participants are restricted to three outstanding loans at any time, only one of which may be for the purchase of a primary residence. Prior to July 1, 1999, participants were restricted to one outstanding loan at a time, or two, if one was for the purchase of a primary residence.

Plan Termination: In the event of termination of the Plan or a determination by the Board of Directors to never again contribute to the Plan, a participant shall receive the value of all of his or her vested accounts. In addition, the balance of Company contributions which have been forfeited by participants whose continuous service ended prior to vesting less the amount of current Company contributions owed to the Trustee will be ratably credited to the accounts of remaining participants.

2. Summary of Significant Accounting Policies:

Use of Estimates: In accordance with generally accepted accounting principles, the preparation of financial statements requires estimates and assumptions that affect the reported amounts of some assets and liabilities and, in some instances, the reported amounts of revenue and expenditures during the reporting period. Actual results could differ from these estimates.

Allocation of Units of the Master Trust: Each month, the value of each individual plan's investment in the Master Trust is determined by specific contributions to that plan, net of withdrawals and distributions, and a proportionate allocation of Master Trust earnings. Master Trust earnings are comprised of interest and dividend income and the net appreciation/depreciation in the fair value of investments. The allocation percentage of these earnings is calculated on the monthly value determination date by dividing the current plan's fund balance, by the consolidated fund balance of both plans participating in the Master Trust. Following such determination, each plan is credited with the proportionate allocation of the earnings.

2. Summary of Significant Accounting Policies, continued:

Security Transactions and Valuations: Security transactions are accounted for on the trade date. Investments in the Company's stock are valued at the closing price on the valuation date as reported on the New York Stock Exchange. Investments in mutual funds listed on national securities exchanges are valued at the last reported sales price on composite listings on the valuation date. Fixed income securities which are actively traded are valued at the closing sale or bid price on the valuation date. Dividend income is recorded on the ex-dividend date.

Income and Expense Recognition: Income and expenses are recorded on the accrual basis.

Distributions: Distributions from the mutual funds are made in cash. Distributions from the Westvaco Employee Shareholder Fund are made in cash or shares of the Company's stock at the election of the participant. Distributions are based on the market value of the participant's account as of the valuation date.

Participant Account Valuation: Participant account balances are valued under the Unit Value Accounting method. The value of a unit is determined by dividing the net assets of each fund at each valuation date by the total number of outstanding units. This number of units is then adjusted by each participant's contributions, transfers, withdrawals and distributions based upon the unit value as of the valuation date.

Risks and Uncertainties: The Plan provides for various mutual fund investment options in stocks, bonds, money market, and fixed income securities as well as direct common stock investments. Underlying investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

3. Federal Income Tax Status:

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated August 18, 1998 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan Administrator believes the Plan and Master Trust continue to be designed and operated in compliance with the requirements for income tax exemption under the Internal Revenue Code. Accordingly, no provision for federal income taxes has been recorded in the accompanying financial statements.

WESTVACO CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS, Continued

4. Investments:

The following investments represent five percent or more of the Plan's net assets as of September 30, 2002 and 2001.

	2002	2001
Investment in the Master Trust	$ 273,838,684	$ 356,822,157

5. Investment in the Master Trust:

At September 30, 2002, the Plan's undivided interest in the net assets of the Master Trust was 72.18% (74.84% at September 30, 2001). Net assets of the Master Trust at September 30, 2002 and 2001, at fair value, were as follows:

	2002	2001
Short-term investments	$ 10,900,069	$ 11,694,579
Common stock - MeadWestvaco	296,041,948	400,695,459
Mutual funds	54,303,064	44,305,454
Participant loans	17,897,692	15,778,054
Other assets, net	217,745	4,318,518
Total	$ 379,360,518	$ 476,792,064

Changes in the net assets of the Master Trust resulted from the following during the years ended September 30, 2002 and 2001.

	2002	2001
Participant contributions	$ 38,454,252	$ 37,598,211
Employer contributions	19,662,435	23,510,857
Interest income	1,631,693	1,959,149
Dividend income	15,626,307	16,855,728
Net depreciation in fair value of investments	(110,038,988)	(24,982,908)
Net earnings (loss) of the Master Trust	(34,664,301)	54,941,037
Withdrawals and distributions	(62,767,245)	(29,474,767)
Increase/(decrease) in net assets during the year	(97,431,546)	25,466,270
Net assets available for benefits at beginning of year	476,792,064	451,325,794
Net assets for benefits at end of year	$ 379,360,518	$ 476,792,064

WESTVACO CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS, Continued

5. Investment in the Master Trust, continued:

The investments in the Master Trust (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $110,038,988 and $24,982,908, during the years ended September 30, 2002 and 2001 as follows:

	2002	2001
Common stock - MeadWestvaco	$ (105,166,628)	$ (13,613,134)
Mutual funds	(4,872,360)	(11,369,774)
Total	$ (110,038,988)	$ (24,982,908)

6. Non-Participant Directed Investments of the Master Trust:

Information about the net assets and the significant components of the change in net assets relating to the non-participant directed investments at September 30, 2002 and 2001, and the plan year then ended are as follows:

	2002	2001
Net assets:		
Short-term investments	$ 10,900,069	$ 11,694,579
Common stock - MeadWestvaco	296,041,948	400,695,459
Other assets, net	217,745	4,231,710
Net assets available for benefits	$ 307,159,762	$ 416,621,748

	2002	2001
Changes in net assets:		
Contributions	$ 50,769,543	$ 54,824,085
Dividend and interest income	13,975,675	14,959,464
Net depreciation in fair value of investments	(105,166,628)	(13,613,134)
Total additions	(40,421,410)	56,170,415
Withdrawals and distributions	(69,040,576)	(32,054,400)
Total reductions	(69,040,576)	(32,054,400)
Net (decrease) increase in assets	$ (109,461,986)	$ 24,116,015

7. Subsequent Event:

Effective December 31, 2002 the salaried and non-bargained hourly participants of the Mead 401(k) Plan were spun off from and merged into the Westvaco Employee Stock Ownership Plan for Salaried Employees. Concurrent with that change, the Plan year-end for the Westvaco Employee Stock Ownership Plan for Salaried Employees was changed to December 31 and the name was changed to the MeadWestvaco Savings and Employee Stock Ownership Plan for Salaried and Non-Bargained Hourly Employees.

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No.333-50703) of MeadWestvaco Corporation (formerly Westvaco Corporation) of our report dated March 31, 2003 relating to the financial statements of the Westvaco Corporation Employee Stock Ownership Plan for Salaried Employees, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Richmond, VA
April 8, 2003

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Ladies and Gentlemen:

The following is the certification required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

In connection with the annual report of the Westvaco Corporation Employee Stock Ownership Plan for Salaried Employees (the "Plan") on Form 11-K for the fiscal year ended September 30, 2002 as filed with the SEC on the date hereof (the "Report"), each of the undersigned, in the respective capacity set forth below his name, certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: ~~January~~ April 10th, 2003



Name: Karen R. Osar
Title: Chairperson to the Benefit Plans Investment Policy Committee

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

Ladies and Gentlemen:

The following is the certification required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

In connection with the annual report of the Westvaco Corporation Employee Stock Ownership Plan for Salaried Employees (the "Plan") on Form 11-K for the fiscal year ended September 30, 2002 as filed with the SEC on the date hereof (the "Report"), each of the undersigned, in the respective capacity set forth below his name, certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: April 10, 2003



Name: Maria L. Payne
Title: Chairperson of the Benefit Plans Administration Committee



Name: Eric J. Lancellotti
Title: Plan Administrator

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the MeadWestvaco Corporation Benefit Plans Investment Policy Committee and Benefit Plans Administration Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTVACO CORPORATION EMPLOYEE
STOCK OWNERSHIP PLAN FOR
SALARIED EMPLOYEES



By ______________________
Karen R. Osar
Chairperson of the Benefit Plans Investment Policy Committee



By ______________________
Maria L. Payne
Chairperson of the Benefit Plans Administration Committee



By ______________________
Eric J. Lancellotti
Plan Administrator

Date: April 10th, 2003